FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of October, 2014

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F             ☒           Form 40-F             ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         ☐            No           ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

NATIONAL BANK OF GREECE S.A.

Press Release

National Bank of Greece (“NBG”) announces that, today, the Board of Directors of Finansbank A.S. resolved to submit to the Capital Markets Board of Turkey a draft prospectus relating to an increase of up to TL 715,000,000 in the paid-in capital of Finansbank, with waiver of pre-emption rights of existing shareholders, by means of a public offering of newly-issued shares.

Based on the restructuring plan approved by the European Commission Directorate General for Competition, NBG is required to reduce its shareholding in Finansbank so that its share ownership represents no more than 60% by the end of 2015.

Athens, October 22, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Nikolaos Voutychtis

(Registrant)

Date: October 22nd, 2014

Assistant General Manager Group Finance

/s/ George Angelides

(Registrant)

Date: October 22nd, 2014

Director, Financial Division